July 2, 2009
VIA EDGAR AND HAND-DELIVERY
Justin T. Dobbie, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company
Form 10-K for Fiscal Year Ended December 31, 2008
and Documents Incorporated by Reference
Form 8-K filed April 22, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 001-02979

Dear Mr. Dobbie:
In response to the comments by the Commission’s staff (“Staff”) contained in your letter dated June 22, 2009, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses.
Form 10-K for Fiscal Year Ended December 31, 2008
Critical Accounting Policies
Pension Accounting, page 45 of Annual Report to Shareholders
1.	On page 46, you disclose the difference between your expected rate of return and actual rate of return on plan assets will increase your 2009 pension expense by $600 million due to higher actuarial loss amortization combined with a lower rate of return component of pension expense. On page 150, you disclose that the net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 is $430 million. Please tell us and consider revising future filings to explain why the two numbers above are different. Also, please clarify what you mean when you refer to a lower rate of return component of pension expense since you disclose that your expected rate of return for 2009 is 8.75% which is the same as 2008 and 2007.

Justin T. Dobbie
July 2, 2009

Wells Fargo response:
Our Cash Balance Plans and certain of our non-qualified defined benefit plans were frozen effective June 30, 2009. As disclosed in our first quarter Form 10-Q, these plan freezes will reduce our 2009 pension expense from the amount originally expected, therefore, the full $600 million increase in pension expense in 2009 is no longer expected as the amortization of actuarial losses will decrease due to the plan freezes and the related plan re-measurement.
In response to the Staff’s comment, our disclosure on page 46 of the 2008 Annual Report states that our actual rate of return for 2008 was negative and was therefore significantly less than our expected rate of return of 8.75%. This negative return was expected to increase 2009 pension expense by approximately $600 million, consisting of $430 million due to higher actuarial loss amortization, and $168 million due to a lower amount of plan assets.
Although our 8.75% expected rate of return did not change between 2008 and 2007, the negative return actually experienced in 2008 reduced the amount of our Cash Balance Plan assets by approximately $1.8 billion. The balance of plan assets is multiplied by our expected rate of return of 8.75% to determine the expected return on plan assets component of pension expense for the following year. For 2008, our expected return on plan assets component of pension expense was $(478) million for qualified plans, as disclosed on page 151, of which $(471) million related to our Cash Balance Plan. For 2009 pension expense, the expected return on plan assets component is $(303) million for our Cash Balance Plan. The $168 million decline in the expected return on plan assets component ($471 million less $303 million) increases 2009 pension expense, mostly due to a lower plan asset balance caused by the negative return on plan assets in 2008. We are referring to this portion of the $600 million change when we refer to the lower rate of return component of pension expense.
In future Form 10-K filings, we will clarify our disclosures accordingly.
2.	Please revise future filings to provide additional information on how you determine your expected long-term rate of return on plan assets. For example, discuss the extent to which your determination is based on quantified calculations versus qualitative factors, discuss the extent you use historical returns, disclose the number of years of returns you consider, explain why you believe that number of years is appropriate, disclose if you have changed the number of years included in your analysis, discuss how sensitive your determination is to more recent experience and expectations of future returns, etc.
Wells Fargo response:
In future Form 10-K filings, we will provide additional information on how we determine our expected long-term rate of return on plan assets, including the items noted in the Staff’s comment, similar to the following:
Our determination of the reasonableness of our expected long-term rate of return on plan assets is highly quantitative by nature. We evaluate the current asset allocations and expected returns under two sets of conditions: projected returns

Justin T. Dobbie
July 2, 2009

using several forward-looking capital market assumptions, and historical returns for the main asset classes dating back to 1970, the earliest period for which historical data was readily available as of a common time frame for the asset classes included. Using data as of 1970 allows us to capture multiple economic environments, which we believe is relevant when using historical returns. We place greater emphasis on the average of the forward-looking return and risk assumptions over historical results. We use the resulting projections to derive a base line expected rate of return and risk level for the Cash Balance Plan’s prescribed asset mix. We then adjust the baseline projected returns for items not already captured, including the anticipated return differential from active over passive investment management and the estimated impact of an asset allocation methodology that allows for established deviations from the specified target allocations when a compelling opportunity exists.

We also evaluate the portfolio based on: (1) the established target asset allocations over short term (one-year) and longer term (ten-year) investment horizons, and (2) the range of potential outcomes over these horizons within specific standard deviations. We perform the above analyses to assess the reasonableness of our expected long-term rate of return on plan assets. We consider the expected rate of return to be a long-term average view of expected returns and do not anticipate changing this assumption annually unless there are significant long-term changes in economic conditions or in portfolio composition.

3.	Please revise future filings to provide more specific details regarding the information on which you relied to decrease the discount rate in 2008. For example, specifically discuss the information you reviewed which showed increased interest rates/yield curves in 2008 since high quality bond interest rates/yield curves decreased during 2008.
Wells Fargo response:
We will revise future Form 10-K filings to provide more specific details regarding the information on which we rely to determine our discount rate, similar to the following:
We use a consistent methodology to determine the discount rate that is based on an established yield curve methodology developed by our outside actuarial firm. This methodology incorporates a broad group of top quartile Aa or higher rated bonds consisting of approximately 100-150 bonds. The discount rate is determined by matching this yield curve with the timing and amounts of the expected benefit payments for our plans. The discount rate of 6.75% as of December 31, 2008, increased from the discount rate of 6.25% at November 30, 2007, due to increased yields on the bonds comprising the yield curve.
In response to the Staff’s comment that high quality bond interest rate/yield curves decreased during 2008, our yield curve increased 52 basis points at December 31, 2008, compared with November 30, 2007. The rate based on the yield curve methodology on November 30, 2007, was

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July 2, 2009

6.39%, which we rounded to 6.25%. For December 31, 2008, the rate based on the yield curve methodology was 6.91%, which we rounded to 6.75%.
Although yield curve rates traditionally move in the same direction, 2008 was an extremely volatile year in regards to interest rate movement, which resulted in larger, non-traditional differences in bond spreads. This volatility resulted in differences in the directional movement of interest rates as determined by different yield curves or indices, depending on the quality and amount of bonds included in the different yield curves and indices.
Guarantees and Certain Contingent Arrangements
Prudential Joint Venture, page 57 of Annual Report to Shareholders
4.	We have the following comments related to the accounting for the noncontrolling interest in WSFH:
a.	Please tell us how you measured the noncontrolling interest in WSFH in your purchase accounting. Please provide all pertinent facts and circumstances that impacted your accounting determinations and identify the supporting accounting guidance.

b.	Please tell us and revise future filings to disclose the date that Prudential announced its intention to exercise the lookback put option. If the date was prior to your acquisition of Wachovia, please tell us how you considered the appropriate measurement and presentation related to this event in your purchase accounting.
Wells Fargo response:
We measured the noncontrolling interest in WSFH at its carryover basis at December 31, 2008 (i.e. based on the historical carrying amounts of the net assets of WSFH at the merger date and the applicable percentage of ownership held by the noncontrolling interest).
The carrying amount of the noncontrolling interest was not affected by changes in the fair value of the embedded options that permit redemption of the noncontrolling interest by Prudential Financial, Inc. (Prudential), as the noncontrolling interest, or Wachovia, as the controlling interest. This is because the embedded options were not subject to bifurcation under FASB Statement (FAS) No. 133, Accounting for Derivative Instruments and Hedging Activities.
On December 4, 2008, Prudential publicly announced its intention to exercise its put option at the end of the lookback period (January 1, 2010). Prudential’s announcement of its intentions to exercise was made prior to our December 31, 2008, acquisition of Wachovia, which occurred prior to the effective date of FAS 160, Noncontrolling Interests. At that time, the lookback put option was determined to be within the scope of FAS 133 and was not subject to bifurcation under applicable accounting guidance at the merger date. Therefore, our accounting for the noncontrolling interest liability was not affected by changes in the fair value of the underlying

Justin T. Dobbie
July 2, 2009

put option, or the intention or probability of exercise of the put option held by Prudential. As a result, the measurement and presentation of the noncontrolling interest in WSFH in purchase accounting was based on the historical carrying amounts of the net assets at the merger date.
In future filings, we will disclose the date that Prudential announced its intention to exercise the lookback put option.
Risk Management
Credit Risk Management Process, page 59 of Annual Report to Shareholders
5.	You disclose that you use appraisals or automated valuation models to support property values during your underwriting process. Please revise future filings to provide additional information regarding automated valuation models. For example, please describe how automated valuation models work, explain the key advantages and risks related to automated valuation models as compared to appraisals, and provide an estimate of the extent to which you use automated valuation models as compared to appraisals.
Wells Fargo response:
In future filings, we will include the following:
Automated valuation models (AVMs) are computer-based tools used to estimate the market value of homes. AVMs are a lower-cost alternative to appraisals and support valuations of large numbers of properties in a short period of time. AVMs estimate property values based on processing large volumes of market data including market comparables and price trends for local market areas. The primary risk associated with the use of AVMs is that the value of an individual property may vary significantly from the average for the market area. We have processes to periodically validate AVMs and specific risk management guidelines addressing the circumstances when AVMs can be used. AVMs are used only for properties with a loan amount under $250,000.
Table 15: Home Equity Portfolios, page 60 of Annual Report to Shareholders
6. Please revise future filings to disclose how you determined the loss rate for 2008.
Wells Fargo response:
The loss rate for 2008 was determined by dividing full-year net losses by average balances. As noted in Table 15 and corresponding footnotes, we disclosed loss rates for standalone Wells Fargo to provide comparability for 2007 results and for the combined Wells Fargo/Wachovia portfolio to provide context in light of the year-end acquisition.
In future filings, we will include this information, as applicable.

Justin T. Dobbie
July 2, 2009

Table 16: Pick-a-Pay Portfolio, page 62 of Annual Report to Shareholders
7.	Please revise future filings to disclose how you determine collateral values for your current LTV ratio as disclosed in footnote 2.
Wells Fargo response:
In future filings, we will revise the footnote to the table, as follows:
The current LTV ratio is calculated as the outstanding loan balance plus the outstanding balance of any equity lines of credit that share common collateral divided by the collateral value. Collateral values are determined using an automated valuation model (AVM) and are updated quarterly. See page [ ] for a description of the AVM approach.
Note 1: Summary of Significant Accounting Policies
Nonmarketable Equity Securities, page 94 of Annual Report to Shareholders
8.	Please revise future filings to disclose the criteria you use to determine whether a nonmarketable equity security falls within the scope of the AICPA Investment Company Audit Guide.
Wells Fargo response:
In future Form 10-K filings, we will clarify our disclosure with respect to application of the AICPA Investment Company Audit Guide as follows (underlining denotes changes from current disclosure):
Nonmarketable equity securities held by investment company subsidiaries that fall within the scope of the AICPA Investment Company Audit Guide are carried at fair value (referred to as principal investments). An investment company is a separate legal entity that pools shareholders’ funds and has a business purpose of investing in multiple substantive investments for current income, capital appreciation or both, with investment plans that include exit strategies.
Note 2: Business Combinations, page 100 of Annual Report to Shareholders
9.	Please revise future filings to disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to paragraph 52(c)(1) of SFAS 141.
Wells Fargo response:
In accordance with paragraph 52 of FAS 141, we disclosed the Wachovia acquisition on December 31, 2008, as a material business combination. This acquisition was nontaxable and, as a result, there is no tax basis in goodwill. Accordingly, none of the goodwill associated with the Wachovia acquisition is deductible for tax purposes.

Justin T. Dobbie
July 2, 2009

We will revise future filings accordingly.
Note 5: Securities Available for Sale, page 104 of Annual Report to Shareholders
10.	Due to the unfavorable trend and significant amount of unrealized losses on securities available for sale and the uncertainty that these losses may reasonably expect to have on your net income, please consider revising future filings here or in the MD&A to disclose additional information, focusing on the higher risk securities, to allow an investor to make an informed assessment of this risk. For example, you currently disclose that approximately 75% of private collateralized mortgage obligations were AAA-rated by at least one major rating agency. However, we believe your disclosure should focus on the other 25% of securities not AAA-rated which are the riskier securities from an other-than-temporary impairment standpoint. As such, please consider disclosing the amount of unrealized loss and fair value by security type by the lowest credit rating by at least one major rating agency. We believe disclosure of this level of detail is consistent with the guidance in paragraph 39 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.
Wells Fargo response:
We will revise future filings to disclose the amount of unrealized loss and fair value by security type segregated between those rated investment grade and those rated below investment grade, according to their lowest credit rating by Standard & Poor’s Rating Services (S&P) or Moody’s Investors Service (Moody’s). Credit ratings reflect opinions about the credit quality of a security. Securities rated investment grade, that is those rated BBB- or higher by S&P or Baa3 or higher by Moody’s, are generally considered by the rating agencies and market participants to be low credit risk. Conversely, securities rated below investment grade, labeled as “speculative grade” by the rating agencies, are considered to be distinctively higher credit risk than investment grade securities. Accordingly, we believe presentation of securities consistent with this segregation provides the most meaningful information related to the degree of other-than-temporary impairment risk present in our securities portfolio. Additionally, we expect to include securities not rated by S&P or Moody’s in the following table based on the internal credit grade of the securities (used for credit risk management purposes) equivalent to the credit rating assigned by major credit agencies. If an internal credit grade was not assigned, we categorized the security as non-investment grade.

Justin T. Dobbie
July 2, 2009

In response to the Staff’s comment, we will revise future filings to include the following table.
Securities available for sale in an unrealized loss position by lowest credit rating

	Investment grade (1)		Non-investment grade (1)
		Gross		Gross
	Fair	unrealized	Fair	unrealized
(in millions)	value	losses	value	losses

June 30, 2009
Securities of U.S. Treasury and federal agencies	$
Securities of U.S. states and political subdivisions
Mortgage-backed securities:
Federal agencies
Residential
Commercial

Total mortgage-backed securities
Corporate debt securities
Collateralized debt obligations
Other

Total debt securities
Perpetual preferred securities

Total	$

(1)	Based on the lowest available credit rating from Moody’s and S&P and internal credit rating (if available) for securities not rated by Moody’s and S&P.
11.	Please tell us the amount of securities available for sale by security type with at least one credit rating below investment grade by a major rating agency. For these securities, please tell us and revise future filings to describe in greater detail how you determined that you believe that it is probable that you will be able to collect all contractually due principal and interest on these securities.
Wells Fargo response:
The following table provides the fair value and unrealized gains and losses of securities available for sale by security type with at least one credit rating below investment grade as of December 31, 2008:
Securities available for sale rated below investment grade (1)

		Gross	Gross
		unrealized	unrealized	Fair
(in millions)	Cost	gains	losses	value

December 31, 2008
Securities of U.S. states and political subdivisions	$422	1	(56)	367
Mortgage-backed securities:
Residential	707	3	(143)	567
Commercial	99	2	(15)	86

Total mortgage-backed securities	806	5	(158)	653
Corporate debt securities	2,979	6	(503)	2,482
Collateralized debt obligations	214	1	(92)	123
Other	394	2	(53)	343

Total debt securities	4,815	15	(862)	3,968
Perpetual preferred securities	120	—	(16)	104

Total	$4,935	15	(878)	4,072

(1)	Based on the lowest available credit rating from Moody’s and S&P and internal credit rating (if available) for securities not rated by Moody’s and S&P.
The above table includes certain securities not rated or rated below investment-grade by S&P or Moody’s, excluding those unrated securities for which an internal credit grade (used for credit

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July 2, 2009

risk management purposes) equivalent to an investment-grade rating was assigned to the securities.
For the securities in the above table with a gross unrealized loss, we determined it was “not probable we were unable to collect contractual principal and interest cash flows” (Paragraph 16 of FAS 115, prior to being amended by FSP FAS 115-2), sufficient to recover the amortized cost basis, or we determined there was not an adverse change in cash flows under Emerging Issues Task Force (EITF) 99-20. In making this determination, we considered all available relevant information concerning the collectability of the security including:
•	The length of time and the extent to which the fair value has been less than the amortized cost basis;

•	Adverse conditions specifically related to the security, an industry, or a geographic area (for example, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, in the financial condition of the underlying loan obligors, including changes in technology or the discontinuance of a segment of the business that may affect the future earnings potential of the issuer or underlying loan obligors of the security or changes in the quality of the credit enhancement);

•	The historical and implied volatility of the fair value of the security;

•	The payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;

•	Failure of the issuer of the security to make scheduled interest or principal payments;

•	Any changes to the rating of the security by a rating agency; and

•	Recoveries or additional declines in fair value subsequent to the balance sheet date.
To the extent we determined it necessary to quantitatively estimate future expected cash flows to assess collectability of contractual principal and interest or as required under EITF 99-20, to determine if there was an adverse change in cash flows, we considered all available information in developing those estimated cash flows. For asset-backed securities such as residential mortgage-backed securities, commercial mortgage-backed securities, collateralized debt obligations and other types of asset-backed securities, such information generally included:
•	Remaining payment terms of the security (including as applicable, terms that require underlying obligor payments to increase in the future);

•	Current delinquencies and nonperforming assets of underlying collateral;

•	Expected future default rates;

•	Collateral value by vintage, geographic region, industry concentration or property type; and

•	Subordination levels or other credit enhancements.
Cash flow forecasts also considered, as applicable, independent industry analyst reports and forecasts, sector credit ratings, and other independent market data relevant to the collectability of the security.

Justin T. Dobbie
July 2, 2009

We will revise future filings to include disclosures, consistent with our response above, on why we believe a credit loss did not exist for securities available for sale with at least one credit rating below investment grade.
Note 8: Securitizations and Variable Interest Entities, page 111 of Annual Report to Shareholders
12.	Please tell us, and revise to disclose in future filings, the reason you exclude the identified items in the last paragraph on page 111 from the disclosures of your significant continuing involvement with QSPEs and unconsolidated VIEs. We also note similar disclosure on page 56.
Wells Fargo response:
We included disclosures related to forms of continuing involvement in QSPEs and unconsolidated VIEs that we considered meaningful to financial statement users because, based on management’s judgment, such involvements were significant to us, the VIE or both. In making this determination, we considered the temporary nature and size of such involvement, as well as our lack of involvement in the design or operations of the QSPE or VIE. We believe this is consistent with paragraph 5 of FASB Staff Position (FSP) FAS 140-4 and FIN 46(R)-8.
In future filings, we will include the following disclosure (underlining denotes changes from current disclosure):
The following disclosures regarding our significant continuing involvement with QSPEs and unconsolidated VIEs generally exclude entities where our only involvement is in the form of: (1) investments in trading securities, (2) investments in securities or loans underwritten by third parties, (3) certain derivatives such as interest rate swaps or cross currency swaps that have customary terms, or (4) administrative or trustee services. We determined these forms of involvement to be insignificant due to the temporary nature and size as well as our lack of involvement in the design or operations of VIEs or QSPEs.

13.	Please revise future filings to provide additional information to provide context to your disclosure of retained mortgage-backed securities in the last paragraph on page 113. It is unclear if this information relates to the sensitivity disclosure immediately preceding it or to some other disclosure. Also, disclose if these securities are included in the summary table of your involvement with QSPEs on page 112. If not, please explain why you exclude it.
Wells Fargo response:
The retained mortgage-backed securities disclosed on page 113 of the Annual Report were excluded from the immediately preceding sensitivity table, but were included in the table describing our involvement with QSPEs on page 112. We included in the sensitivity disclosure retained interests that we believed would be most sensitive to an adverse change in pricing assumptions, e.g., residual and subordinate interests. Due to the AAA credit rating, we do not

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July 2, 2009

believe the value of the MBS securities would be materially affected by adverse changes in the assumptions described in the sensitivity table.
In future filings, we will include the following disclosure:
In addition to the interests included in the sensitivity table, we also retained certain AAA-rated fixed-rate and adjustable-rate mortgage-backed securities (MBS). The fair value of these securities was $[ ] million and $5,147 million at June 30, 2009, and December 31, 2008, respectively, and was determined using an independent third party pricing service. Due to their AAA rating, we do not believe the value of these securities would be materially affected by the adverse changes in assumptions noted in the immediately preceding sensitivity disclosure. Accordingly, we have not included these securities in this table. These securities are included in debt and equity interests in our disclosure of our involvements with QSPEs shown on page [ ].
Money Market Funds, page 117 of Annual Report to Shareholders
14.	We note that you entered into capital support agreements in 2008 to support the value of certain investments held by your money market funds and that you purchased a SIV from a money market fund in the third quarter of 2008. Please revise future filings to provide information to investors to understand the primary reasons you provide this support.
Wells Fargo response:
In future filings, we will clarify our disclosure to indicate that we entered into a capital support agreement in order to maintain a AAA credit rating and a net asset value of $1.00 for the funds.
Credit-Linked Note Structures, page 117 of Annual Report to Shareholders
15.	Please revise future filings to describe how your credit-linked note structures, which you design for your clients, generate regulatory capital for you. Clarify whether your disclosure is meant to indicate that the business purpose of these notes is to generate regulatory capital.
Wells Fargo response:
We structure two types of credit-linked notes. First and primarily, we structure transactions for clients designed to provide investors with specified returns based on the returns of an underlying security, loan or index. These transactions do not generate regulatory capital for the Company. Second, we occasionally structure similar transactions for the Company that are indexed to the returns of a pool of underlying securities or loans that we own. These transactions generate regulatory capital for the Company.

Justin T. Dobbie
July 2, 2009

In future filings, we will update our credit-linked notes disclosure, as follows:
We enter into credit-linked note structures for two separate purposes. First and primarily, we structure transactions for clients designed to provide investors with specified returns based on the returns of an underlying security, loan or index. Second, in certain situations, we also use credit-linked note structures to generate regulatory capital for the Company by structuring similar transactions that are indexed to the returns of a pool of underlying securities or loans that we own. Both of these types of transactions result in the issuance of credit-linked notes and typically involve a bankruptcy remote SPE that synthetically obtains exposure to the underlying through a derivative instrument such as a written credit default swap or total return swap. The SPE issues notes to investors based on the referenced underlying securities or loans. Proceeds received from the issuance of these notes are usually invested in investment grade financial assets. We are typically the derivative counterparty to these transactions and the administrator responsible for investing the note proceeds. We do not consolidate these SPEs because we typically do not hold any of the notes that the SPE issues.
Note 9: Mortgage Banking Activities, page 119 of Annual Report to Shareholders
16.	Please revise future filings to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for each period presented. Refer to paragraph B8.c of FSP No. FAS 140-4 and FIN 46(R)-8.
Wells Fargo response:
In future filings, we will disclose contractually specified servicing fees, late fees and other ancillary fees as separate components of servicing fees for each period presented.
17.	Please revise future filings to disclose the risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 of SFAS 140. Refer to paragraph B10.c of FSP No. FAS 140-4 and FIN 46(R)-8.
Wells Fargo response:
In future Form 10-K filings, we will revise Note 1, Amortized Mortgage Servicing Rights, as follows (underlining denotes changes from current disclosure):
Amortized Mortgage Servicing Rights

Amortized MSRs, which include commercial MSRs, are carried at the lower of cost or market value. These MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is analyzed monthly and is adjusted to reflect changes in prepayment speeds, as well as other factors. Amortized MSRs are periodically evaluated for impairment based on the fair value of those assets. If, by individual stratum, the carrying amount of these MSRs exceeds fair value, a valuation reserve is established. The valuation reserve

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July 2, 2009

is adjusted as the fair value changes. For purposes of impairment evaluation and measurement, we stratify servicing assets based on the predominant risk characteristics of the underlying loans, including the category of the investor (e.g., governmental agency securitization, non-agency securitization or purchased loan servicing).
Note 15: Guarantees and Legal Actions, page 126 of Annual Report to Shareholders
18.	We note you may use internal credit default grades to determine the current status of risk of payment or performance for your guarantees and credit derivatives. Please revise future filings to disclose how those internal grades are determined and used for managing risk. Refer to paragraph 5a and 7 of FSP No. FAS 133-1 and FIN 45-4.
Wells Fargo response:
In our future filings, we will disclose how internal grades are used to determine the current status of risk of payment or performance for guarantees and credit derivatives and to manage risk, as follows (underlining denotes changes from current disclosure):
If the underlying assets under the guarantee are non-investment grade (an external rating that is below investment grade or an internal credit default grade that is equivalent to a below investment grade external rating), we consider the risk of payment of performance to be high. Internal credit default grades are determined based upon the same credit policies used to evaluate the risk of payment or performance that we use in making loans and other extensions of credit. These credit policies are more fully described in Note 6.
Note 16: Derivatives
Credit Derivatives, page 134 of Annual Report to Shareholders
19.	Please consider revising future filings to separately disclose the fair value related to credit protection sold and credit protection purchased.
Wells Fargo response:
We will revise future filings to separately disclose the fair value of credit contracts sold and credit contracts purchased. This disclosure will be included in our table of the notional amounts and fair values for all derivatives (page 136 of our 2008 Annual Report) and will be revised by segregating references to credit contracts into “Credit contracts — protection sold” and “Credit contracts — protection purchased.”
Note 18: Preferred Stock, page 144 of Annual Report to Shareholders
20.	We note your disclosure of the assumptions used in your valuation model to measure the fair value of the warrants issued to the Treasury. Please revise future

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July 2, 2009

filings to disclose the methodology (e.g., Black-Scholes model) used to measure the fair value.
Wells Fargo response:
We will revise future filings to disclose that we used a third party proprietary pricing model that produces results similar to Black-Scholes as the valuation methodology to measure fair value of our warrants issued to the United States Treasury.
Item 11. Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 75 of Definitive Proxy Statement on Schedule 14A
21.	It appears that this table currently discloses the vesting dates of only the options granted in fiscal year 2008. However, the vesting dates of all outstanding options, shares of stock and equity incentive plan awards held at fiscal-year end must be disclosed by footnote. Please provide the staff with proposed revised disclosure and confirm that you will revise future filings accordingly. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.
Wells Fargo response:
In response to the Staff’s comment, we propose moving footnote (2) to the header of column (c) of the “Outstanding Equity Awards at Fiscal Year-End” table so that it applies to the entire column, and revising footnote (2) in its entirety to read as set forth below. We will include similar disclosure in a footnote (updated to reflect current information) to that column in future proxy statements.
All options shown in the table that have option expiration dates prior to February 28, 2016, are fully vested. Options shown in the table that have option expiration dates on and after February 28, 2016, vest in approximately equal installments on the dates shown in the following table:

Option	First	Second	Final
expiration	vesting	vesting	vesting
date	date	date	date

2/28/16	—	—	2/28/09
6/27/16	—	—	6/27/10
2/27/17	—	2/27/09	2/27/10
6/26/17	—	6/26/09	6/26/10
2/26/18	2/26/09	2/26/10	2/26/11

Vesting of certain of these options will accelerate if the named executive officer terminates employment due to retirement, death or permanent disability and may accelerate upon the occurrence of certain acquisition transactions. See the

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July 2, 2009

information provided under “Accelerated Vesting of Stock Options” on page [ ] of this proxy statement.
Item 13. Certain Relationships and Related Transactions, and Director Independence
Related Person Transactions, page 37 of Definitive Proxy Statement on Schedule 14A
22.	It appears that certain executives may have received loans on terms more favorable than those available to persons unrelated to the lender; however, you indicate that these loans are not disclosed because “they are generally available on the same terms to all team members and do not give preference to the executive officers over other team members.” Please note, however, that employees are considered related to the lender by virtue of their employment relationship. See Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K. Therefore, with respect to any loans made to a related person, as defined by Instruction 1 to Item 404(a), with terms that are generally available to all employees, but that are more favorable than those available to persons unrelated to the lender, please provide to the staff the information required by Item 404(a)(5) of Regulation S-K since any such loans would not fall within the ambit of Instruction 4.c.ii. to Item 404(a) of Regulation S-K. In addition, please provide such disclosure in future filings.
Wells Fargo response:
As described below, the Company believes that it has not made any loans to a related person, as defined by Instruction 1 to Item 404(a) of Regulation S-K, with terms that are generally available to all employees, but that are more favorable than those available to persons not related to the Company, as described in Instruction 4.c.ii. to Item 404(a) of Regulation S-K and Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K. The Company’s disclosure on page 37 of its 2009 Proxy Statement (the Proxy Statement) referenced in the Staff’s comment was intended to alert shareholders that executive officers are eligible to receive benefits generally available to all team members on certain of the Company’s products and services and that these benefits would not be reported as compensation to the executives. However, none of the Company’s executive officers actually received any benefits under such employee benefit programs regarding loans required to be reported under Item 404(a). We will clarify our disclosure in future filings to avoid any confusion on this matter.
The Company employs an immediate family member of a former director of the Company who received a mortgage loan from the Company that included a one-time fee waiver of approximately $5,000 under its employee benefit program. The Company respectfully believes, however, that the mortgage loan was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company since the only variance in terms with other comparable loans was the one-time immaterial fee waiver. In addition, the Company believes that even if it is viewed that the terms of this loan are not substantially comparable to the terms of loans with persons not related to the Company, the information required by Item 404(a)(5) of Regulation S-K for this lending relationship was not required to be disclosed in its Proxy Statement because neither the

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July 2, 2009

immediate family member nor the director had a direct or indirect material interest in the lending relationship.
As set forth in the adopting release relating to related person disclosure (Release No. 8732A, August 29, 2006), the materiality standard for disclosure for Item 404(a) is determined on the basis of the significance of the information to investors in light of all the circumstances, and, as was the case before the 2006 amendments to Item 404, “the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors.” Moreover, the adopting release makes clear that in assessing a company’s disclosure obligations under Item 404(a), there is no distinction between indebtedness and other types of related person transactions. Item 404(a) requires disclosure if there is a direct or indirect material interest in an indebtedness transaction in excess of $120,000.
Based on the above standards, the Company determined that the related persons did not have a direct or indirect material interest in the employee benefit lending relationship for the following reasons:
•	The immediate family member is a non-executive employee of the Company and the loan was made in the ordinary course of business through the Company’s banking subsidiaries to the employee as a customer of Wells Fargo;

•	The immediate family member is an adult living outside the director’s home and the director did not derive any benefits from the transaction;

•	The amounts associated with the benefit under the employee program are not material to the immediate family member or the director or their overall compensation as these related persons are highly compensated and/or high net worth individuals;

•	The amounts associated with the loan and the benefit are not material to the Company; and

•	In light of the circumstances of this mortgage loan and the employee benefit program, including the type of loan and the amount of the benefit, the general availability of the program to all employees and the general understanding among investors that companies, such as banks, provide services and products in the ordinary course of business to their employees as customers and may offer employees certain discounts or benefits to use company products similar to what may be offered to customers from time to time, this loan would not be considered significant to investors (in fact, it may be more significant or surprising to investors if Wells Fargo’s employees did not bank with Wells Fargo).
Although we recognized that employees are considered related to the lender as described in Instruction 4.c.ii. to Item 404(a) and the related interpretation in Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K, we did not believe that these provisions were determinative because we concluded that the immediate family member and the director did not have a direct or indirect material interest in the lending relationship requiring disclosure under Item 404(a) of Regulation S-K in the first instance. Accordingly, the Company believes its disclosure in its Proxy Statement complies with Item 404, and, therefore, it is not

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July 2, 2009

necessary to provide the information required by Item 404(a)(5) of Regulation S-K for the mortgage loan to the immediate family member, even if it is viewed that the mortgage loan would not fall within the ambit of Instruction 4.c.ii. to Item 404(a) of Regulation S-K.
Signatures
23.	Please refer to comment 56 in our letter dated November 12, 2008. The Form 10-K must be signed by the registrant’s principal executive officer. In the future, please identify the individual deemed the principal executive officer.
Wells Fargo response:
As indicated on the signature page, John G. Stumpf is the Company’s President and Chief Executive Officer, and is the Company’s principal executive officer. In future filings, we will clearly identify the principal executive officer.
Appendix A, page A-1 of Definitive Proxy Statement on Schedule 14A
24.	We note the statement in the last paragraph on page A-1 that the information contained in Appendix A is not deemed to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and is not deemed incorporated by reference into the company’s Annual Report on Form 10-K. Please provide us your basis for both of these determinations. We note, in that regard, that the information in Appendix A relates to the HRC’s review of the company’s financial performance for purposes of determining annual incentive compensation for named executive officers.
Wells Fargo response:
As a preliminary matter, we believe it would be helpful to the Staff for the Company to describe the context in which the information presented in Appendix A was included in our Proxy Statement. Appendix A presented comparative financial results of the Company and its peers. As stated in our response to comment 52 of the Staff’s Comment Letter dated November 12, 2008, we undertook to include in future filings the information “relied on by the HRC in evaluating the company’s comparable performance for purposes of determining the annual incentive award to the named executives.” In our response to comment 52, we understood that disclosure of such comparative performance information might be useful for our stockholders in understanding how the HRC evaluates our relative performance to peers to the extent the HRC relies upon such information in making annual incentive compensation decisions as discussed in the Company’s Compensation Discussion & Analysis (CD&A) included in the Proxy Statement.
However, for 2008 compensation purposes, and as indicated in the CD&A and the Summary Compensation Table, the Company’s named executive officers did not receive any annual incentive compensation award for 2008 because the Company did not achieve either of the Company-specific performance goals established under the Performance-Based Compensation Policy. Although, as discussed in the CD&A, the HRC reviewed and took note of the Company’s relative performance to its peers using information contained in Appendix A, such information was not an element in determining annual incentive compensation for the named executive officers. The Company nonetheless voluntarily disclosed such information in the Proxy Statement in Appendix A because it believed such information may be useful for investors to understand the Company’s 2008 performance relative to peers. Since the HRC did not rely on such information “in evaluating the company’s comparable performance for purposes of determining the annual incentive award to the named executives,” Appendix A was not required disclosure pursuant to Item 402(b) of Regulation S-K, comment 52 of the Staff’s Comment Letter dated November 12, 2008, or Form 10-K.
We determined that the disclosure objectives implicit in the Staff’s November 12, 2008 comment and our response thereto does not require that, nor would it be appropriate for, the information in Appendix A to be filed or incorporated by reference for the following reasons:

Justin T. Dobbie
July 2, 2009

•	As the information in Appendix A is not “in answer, or partial answer, to any item of a ... report,” incorporation by reference of the information in Appendix A is at the Company’s option pursuant to Exchange Act Rule 12b-23(a) and we determined to not incorporate such information by reference;

•	As noted on page A-1, certain of the information in Appendix A with respect to the Company is not prepared in accordance with generally accepted accounting principles. We believe that incorporation by reference of such information would render the report or statement unclear or confusing because it may conflict with the Company’s audited financial information contained in its Form 10-K, in violation of Exchange Act Rule 12b-23(b); and

•	As noted on page A-1, the information in Appendix A with respect to the Peer Group companies is merely compiled by the Company from data provided by a third party resource and certain applicable public filings. The Company has not prepared the underlying Peer Group information, it is subject to a variety of judgments and assumptions which may not reflect actual results, it was not prepared for purposes of public disclosure and, taken out of context of the entire mix of information presented to the HRC, may be unclear or confusing to investors. The HRC understands this context and, as stated in the proxy statement under the section captioned “Company Performance,” the Peer Group information is part of the mix of information considered by the HRC. Consequently, we believe that incorporation by reference of such Peer Group information would render the statement or report incomplete, unclear or confusing, in violation of Exchange Act Rule 12b-23(b).
Form 8-K filed April 22, 2009
25.	On page 2 of your press release, you disclose that the $40 billion of SOP 03-3 nonaccretable difference (credit write-downs) from the Wachovia acquisition is the equivalent of approximately 190 basis points of additional TCE. To the extent you provide similar disclosure in future filings, please clarify for the reader why the amount of nonaccretable difference is relevant to TCE and how it provides for additional TCE.
Wells Fargo response:
We disclosed that the $40 billion of SOP 03-3 nonaccretable difference (credit write-downs) from the Wachovia acquisition was the equivalent of approximately 190 basis points of tangible common equity (TCE) because we believed it was important to distinguish the initial up-front effect of recording life-of-loan losses under SOP 03-3 in purchase accounting on TCE as compared with providing for credit losses under FAS 5 as losses emerge over time. If we provide a similar disclosure in future filings, we will clarify for the reader why the nonaccretable difference recorded at the time of the Wachovia acquisition is relevant to disclosures involving TCE. However, in the future, we plan to disclose Tier 1 common capital rather than TCE, since the Tier 1 common capital ratio has now become the common equity metric required by our regulators.

Justin T. Dobbie
July 2, 2009

26.	On page 2 of your press release, you disclose that your ratio of nonperforming loans to total loans was 1.25 at March 31, 2009, which is the lowest ratio among large bank peers. On page 33, you disclose that as a result of the application of SOP 03-3 to credit-impaired Wachovia loans, the nonperforming loans as a percentage of total loans ratio cannot be compared to portfolios that do not contain acquired credit-impaired loans. Therefore, it appears that your comparison of your ratio to your large bank peers may not be meaningful. Please reconsider comparing your portfolio and ratios significantly affected by the application of SOP 03-3 to portfolios and ratios that do not contain, and are not affected by, acquired credit-impaired loans.
Wells Fargo response:
Before comparing credit-related metrics to our peers in future filings, we will consider the extent to which those comparisons may be significantly affected by the impact of the application of SOP 03-3 on our reported credit results and on those of our peers, and provide appropriate disclosures thereon.
27.	On page 12 of your press release, you disclose that you realigned your business segments as a result of the Wachovia acquisition. In your future filings, please consider disclosing how your reporting units are identified, how goodwill is allocated to the reporting units, and whether there have been any changes to the number of reporting units, or the manner in which goodwill was allocated. If changes have taken place, please explain them.
Wells Fargo response:
In future filings, we will clarify our disclosures to discuss how our reporting units are identified, how goodwill is allocated to the reporting units, and whether there have been any changes to the number of reporting units, or the manner in which goodwill was allocated. In future filings, we will include the following disclosure:
As a result of the combination of Wells Fargo and Wachovia, management realigned its business segments into the following three lines of business: Community Banking; Wholesale Banking; and Wealth, Brokerage and Retirement Services. As part of this realignment, we updated our reporting units. We identify reporting units that are one level below an operating segment (referred to as a component), and distinguish these reporting units based on how the segments and components are managed, taking into consideration the economic characteristics, nature of the products and customers of the components. We allocate goodwill to reporting units based on relative fair value, using certain performance metrics.

Justin T. Dobbie
July 2, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009
General
28.	Please tell us the extent to which your first quarter results were impacted by the early settlement of derivative contracts where the counterparty was AIG. If your results were impacted by such activities, please tell us and revise your future filings to discuss the circumstances surrounding the settlements, quantify the notional amount of the contracts involved, the amount of the gain or loss upon early settlement, and identify the line item in which such amounts are presented.
Wells Fargo response:
We did not settle early any derivative contracts where the counterparty was AIG during the quarter ended March 31, 2009.
Summary Financial Data, page 2
29.	You disclose “pre-tax pre-provision profit” in your summary table of financial data which excludes the provision for credit losses and income tax expense. Please tell us how you considered whether this was a prohibited non-GAAP measure, and revise future filings to disclose the usefulness of this measure. Refer to Question 8 of the FAQs Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance, which is available on our website.
Wells Fargo response:
We do not believe pre-tax pre-provision profit is a prohibited non-GAAP financial measure because, as described below, we believe it is a useful measure for investors. As described in footnote (4) to the Summary Financial Data table on page 2, pre-tax pre-provision profit is calculated by subtracting noninterest expense from total revenue, where total revenue is the sum of net interest income and noninterest income. Net interest income, noninterest income and noninterest expense are all calculated in accordance with GAAP and are presented in the consolidated statement of income. None of these items is adjusted to calculate pre-tax pre-provision profit.
We acknowledge that tax expense and provision expense, in the abstract, are recurring expenses for the Company. However, we believe pre-tax pre-provision profit is a useful measure to investors. It provides a picture of the Company’s earnings power irrespective of where the Company is relative to the credit cycle. In this way, investors can assess the Company’s ability to generate sufficient capital to cover credit losses through the peak of the credit cycle. As recent results for the banking industry demonstrate, loan charge-offs and related credit provision expense can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability all the more important to investors. We note that as part of the recently completed Supervisory Capital Assessment Program, federal banking regulators focused on pre-provision net revenue, which closely approximates pre-tax pre-provision profit, as a measure of a financial institution’s ability to generate sufficient capital to absorb credit

Justin T. Dobbie
July 2, 2009

losses and remain well capitalized under an adverse economic scenario. As a result, we believe pre-tax pre-provision profit will become an even more critical measure for evaluating financial institutions such as the Company.
In the event we present pre-tax pre-provision information in future filings, we propose to include disclosure indicating that we believe pre-tax pre-provision information is useful because it enables investors and others to assess the Company’s ability to generate capital to cover credit losses through a credit cycle.
Critical Accounting Policies
Fair Value of Financial Instruments, page 12
30.	We note your adoption of FSP FAS 157-4 and the related effect on your valuation of available-for-sale securities, principally related to residential mortgage-backed securities and commercial mortgage-backed securities. Given your disclosure on page 12, where you indicate that approximately $40 billion of securities were impacted by the adoption of FSP FAS 157-4, it does not appear that that the vast majority of these securities were classified as Level 3 as of December 31, 2008. In light of the fact that you have concluded that the market for these securities was inactive or less active, (and based on your disclosures on page 44 of your annual report), it appears the vast majority of these securities were valued using broker quotes or valuations by pricing services, please tell us how you concluded that classification outside of Level 3 in the fair value hierarchy as of December 31, 2008 was appropriate. As part of your response, please discuss the specific validation procedures you performed with the brokers/pricing services on this particular pool of securities and specifically address how the lack of liquidity was taken into consideration in the valuation and classification in the fair value hierarchy.
Wells Fargo response:
Determination of the classification in Level 2 or Level 3 of the fair value hierarchy for securities in markets that have experienced a significant decline in the level and volume of transactions can be difficult and requires significant judgment. All information available is considered when making this judgment.
For assets where the fair value measurement is based on unadjusted price quotes from independent brokers or independent third party pricing services, such as was the case for the pool of securities in question as of December 31, 2008, we gain an appropriate level of understanding of the valuation technique and significant inputs the broker or pricing service used in determining fair value. This understanding is necessary to make a judgment regarding the placement of the securities in the fair value hierarchy in our financial statement disclosures. The procedures performed to gain this level of understanding primarily include:
•	Review of documentation provided by third party pricing services or brokers, where available, describing in detail the valuation technique and significant inputs used for each

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July 2, 2009

security type. All such documentation indicates the fair value measurements provided are based upon observable transaction prices for orderly transactions, where available.

•	Inquiry of third party pricing services and brokers to understand the level of observable prices for orderly transactions (non-distressed) that we use in the fair value measurement by security type.

•	Observations of market liquidity and transaction prices for each security type evaluated, including; a) transaction prices to which we have been party or of which we otherwise have become aware; b) levels of new issuance and secondary market trading; c) number and frequency of bid lists circulated; d) variation in price quotes from multiple broker/dealers; e) bid/ask spread levels and f) liquidity risk premiums implied by transaction prices or quotes.

•	Corroboration of fair values received from the pricing service or broker by reference to secondary pricing services and other independent market data such as secondary broker quotes and relevant benchmark indices.
We consider the cumulative information collected from the procedures performed in determining whether the fair values received from third party pricing services or third party brokers are consistent with the guidance in FAS 157, and whether a security type should be classified in Level 2 or Level 3 of the fair value hierarchy.
Pursuant to FAS 157, fair value measurements based on both Level 2 and Level 3 inputs are classified as Level 3 if the Level 3 inputs are significant to the measurement in its entirety. It is not uncommon for fair value measurement of securities that trade in markets that are inactive or less active, such as the pool of securities in question, to be based on both Level 2 inputs and Level 3 inputs. Therefore, the determination as to whether the overall measurement should be classified as Level 2 or Level 3 requires judgment as to the relative significance of Level 3 inputs to the overall measurement. In making the hierarchy classification determination, we noted that FAS 157 paragraph 28 indicates Level 2 inputs include “quoted prices for identical or similar assets or liabilities in markets that are not active,” and “inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves, observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risk and default rates).” Additionally, prior to the issuance of FSP FAS 157-4, we did not adjust price quotes received from pricing services or brokers, based upon our interpretation that FAS 157 emphasized the use of the last transaction price (or price quote) as the sole or primary basis for fair value measurements, even for assets that trade in inactive or less active markets.
Accordingly, if through performing our procedures as noted above, we concluded the fair value measurement received from the pricing service or broker was based primarily on Level 2 inputs and any Level 3 inputs were insignificant to the overall valuation (as was generally the case for senior prime and Alt-A mortgage-backed securities and highly-rated commercial mortgage-backed securities), those securities were classified as Level 2 as of December 31, 2008. Conversely, if Level 3 inputs were determined to be significant to the overall measurement (as was the case with collateralized debt obligations and certain subordinate residential mortgage-backed securities or commercial mortgage-backed securities), those securities were classified as Level 3 as of December 31, 2008.

Justin T. Dobbie
July 2, 2009

The following table, which is included for the Staff’s reference, provides the hierarchy classification for the pool of securities in question as of December 31, 2008.

(in millions)	Level 2	Level 3	Total

December 31, 2008
Residential mortgage-backed securities	$20,541	2,862	23,403
Commercial mortgage-backed securities	8,126	165	8,291
Collateralized debt obligations	2	1,935	1,937
Other asset-backed securities	435	1,943	2,378

Total	$29,104	6,905	36,009

31.	We note that upon adoption of FSP FAS 157-4 you use a weighting of broker/vendor quotes and internal valuation techniques to value securities that are less active, including residential mortgage backed securities, commercial mortgage-backed securities, collateralized debt obligations, etc. It appears that you classify certain of these assets as Level 2 in the fair value hierarchy and certain of these assets as Level 3 as of March 31, 2009. Please tell us how you concluded that classification as Level 2 in the fair value hierarchy is appropriate, particularly in light of the fact that it would appear that a liquidity adjustment would be considered in the valuation of the security, regardless of whether valued by your internal model or a broker/vendor. Please ensure your response addresses any particular differences in how you classified the securities that were more weighted towards your internal valuation technique, versus the ones which were less weighted towards this technique.
Wells Fargo response:
CONFIDENTIAL TREATMENT REQUESTED BY WELLS FARGO. WF-001 — WF-003
Interim Financial Statements
Note 4: Securities Available for Sale, page 65
32.	Please revise future filings to use the security type descriptions used in your tabular disclosure (i.e., residential mortgage-backed securities, corporate debt securities, perpetual preferred securities, etc.) in your narrative disclosure of the gross unrealized losses and fair value and other-than-temporary impairment. In certain narrative disclosure it is not clear to which securities in the tabular disclosure you are providing additional analysis.
Wells Fargo response:
In future filings, we will refer to the major security type descriptions used in the tabular disclosure when discussing gross unrealized losses, fair value and other-than-temporary impairment (OTTI) in our narrative disclosures and additional analyses.

Justin T. Dobbie
July 2, 2009

33.	Please revise future filings to provide a tabular disclosure of the other-than-temporary impairment recognized in earnings by major security type or by a security type in greater detail if this information would provide important information to investors. We note your current disclosure simply indicates that you recognized OTTI on debt securities and equity securities.
Wells Fargo response:
We will revise future filings to provide a tabular disclosure of OTTI recognized in earnings by major security type.
34.	For securities in which you have recognized OTTI in earnings, please revise future filings to discuss the facts and circumstances that resulted in the recognition of OTTI. For example, disclose the inputs that were revised, the extent to which they were revised and the reasons they were revised.
Wells Fargo response:
In future filings, to the extent we have recognized OTTI in earnings, we will include a discussion of the facts and circumstances that resulted in the recognition of such OTTI.
35.	Please tell us how you determined that your major security types under FSP FAS 115-2 and FAS 124-2 are simply residential mortgage-backed securities and commercial mortgage-backed securities. Specifically address how you considered the guidance that you should identify major security types consistent with how you manage, monitor and measure your securities on the basis of nature and risks of the security. We note in other disclosure you separately identify home-equity asset-backed securities and credit card-backed securities. We also note the significant range of your expected credit loss assumptions for residential mortgage-backed securities disclosed on page 69 which appears to indicate significantly different risk profiles of the underlying collateral that may be managed and monitored separately.
Wells Fargo response:
In our first quarter 2009 Form 10-Q, we disclosed major security types as required by paragraph 39 of FSP FAS 115-2 and FAS 124-2, which required that financial institutions disaggregate available-for-sale securities disclosures as follows:
•	Securities of U.S. Treasury and federal agencies,

•	Securities of U.S. states and political subdivisions,

•	Debt securities issued for foreign governments,

•	Residential mortgage-backed securities,

•	Commercial mortgage-backed securities,

•	Corporate debt securities,

•	Collateralized debt obligations, and

•	Other debt securities.

Justin T. Dobbie
July 2, 2009

In addition, we separated residential mortgage-backed securities into agency-issued mortgage-backed securities and private-label mortgage-backed securities, which is a more granular break out than the literature requires. Paragraph 39 provides additional guidance that requires major security types be identified consistent with how the entity manages, monitors and measures its securities on the basis of the nature and risk of the security, and therefore, additional major security types may be necessary depending on the nature and risks of an entity’s securities portfolio. We further evaluated private-label residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities backed by various types of consumer loans or leases in light of this requirement, as follows:
•	Private-label residential mortgage-backed securities are solely investment securities collateralized by 1-4 family first mortgage loans, mostly consisting of senior securities supported by prime loans. The second largest component of this major security type is senior securities supported by Alt-A loans followed by a relatively minor amount of securities supported by subprime loans. Upon consideration of the potential differences in the nature and risks between prime and Alt-A securities within this category and how those risks are monitored and managed, we concluded that sufficient differentiation did not exist to justify further disaggregation. We acknowledge credit risk associated with the underlying loan obligors are different for prime and Alt-A securities, however we concluded that alone does not justify creation of separate major security types given that we will be providing additional disclosures regarding credit risk of private-label mortgage-backed securities in our financial statements in response to the Staff’s comments #10 and #11 contained herein. Those additional disclosures include the amount of fair value and unrealized loss by security type into investment-grade and non-investment-rated categories. The rating assigned to the security by a major rating agency inherently captures the credit risk differentiation between prime and Alt-A securities. We do not believe creating separate major security types for prime and Alt-A securities provides financial statement readers additional useful information concerning the most significant risk (credit risk) associated with these securities.

•	Commercial mortgage-backed securities are substantially all senior AAA-rated, therefore, we concluded further disaggregation was not necessary.

•	Other debt securities are primarily various asset-backed securities, such as those backed by auto leases or loans, credit cards or home equity loans. The majority of the balance in this major security type represents asset-backed securities collateralized by auto leases, which we have footnoted in our table on page 65 of our first quarter 2009 Form 10-Q. Home equity asset-backed securities ($2,588 million at March 31, 2009) and credit card-backed securities ($992 million at March 31, 2009) do not represent a significant portion of our portfolio, and therefore, do not warrant disclosure as a separate major security type. We believe this level of disclosure provides users with sufficient information to understand how we manage, monitor and measure securities on the basis of nature and risks of the security.

Justin T. Dobbie
July 2, 2009

Other-Than-Temporarily Impaired Debt Securities, page 67
36.	Please tell us if you recognized any other-than-temporary impairment in the first quarter of 2009 related to securities other than residential mortgage-backed securities. We note that you disclose the methodology and significant inputs used to measure the amount of credit loss recognized in earnings only for residential mortgage-backed securities. Paragraph 42 of FSP FAS 115-2 and FAS 124-2 requires disclosure of this information by security type.
Wells Fargo response:
The amount of OTTI in first quarter 2009 on credit-impaired debt securities other than residential mortgage-backed securities was $107 million, of which $88 million was recognized in earnings (credit portion of loss) and $19 million in other comprehensive income (non-credit portion of loss). The amount of OTTI in first quarter 2009 related to credit-impaired residential mortgage-backed securities was $490 million, of which $175 million was recognized in earnings and $315 million in other comprehensive income. We determined disclosure of the methodology and significant inputs used to measure the amount of credit loss recognized in earnings for non-residential mortgage-backed securities was not material to our financial statements. Accordingly, we did not make such disclosures. We will include in future filings these disclosures related to debt securities other than residential mortgage-backed securities to the extent they are material to our financial statements.
Note 13: Fair Values of Assets and Liabilities, page 103
37.	Please revise future filings to describe how you determine the amounts to include in the broker/pricing service table on page 107 considering your new fair value measurements may include inputs from brokers/third party pricing services and internal pricing techniques.
Wells Fargo response:
We will revise our future filings to describe how we determined the scope of the amounts included in the broker/pricing service table, as follows (underlining denotes changes from current disclosure):
For certain assets and liabilities, we obtain fair value measurements from independent brokers or independent third party pricing services and record the unadjusted fair value in our financial statements. The detail by level is shown in the table below. Fair value measurements obtained from independent brokers or independent third party pricing services that we have adjusted to determine the fair value recorded in our financial statements are not included in the table below.

Justin T. Dobbie
July 2, 2009

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,

/s/ RICHARD D. LEVY Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	Matt McNair John G. Stumpf Howard I. Atkins